Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

January 12, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:    Matthew Crispino

           Jan Woo

Re:     Playtika Holding Corp.

           Registration Statement on Form S-1, as

           amended (File No. 333-251484)

           Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Playtika Holding Corp. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on January 14, 2021, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Latham & Watkins LLP, may request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have carried out the following distribution of the Company’s preliminary prospectus dated January 7, 2021:

(i)	Dates of distribution: January 7, 2021 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 10

(iii)	Number of preliminary prospectuses furnished to investors: approximately 1,725

(iv)	Number of preliminary prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants and underwriters’ counsel: approximately 180

The undersigned advise that they have complied and will continue to comply, and each underwriter has advised the undersigned that it has complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
CREDIT SUISSE SECURITIES (USA) LLC

Acting severally on behalf of themselves and the Underwriters

By: MORGAN STANLEY & CO. LLC

By:	/s/ Rizvan Dhalla
	Name:	Rizvan Dhalla
	Title:	Managing Director

By: CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Michael Kamras
	Name:	Michael Kamras
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]